UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                      SEC File Number           CUSIP Number
                         0-23123                154708 10 1

(Check one)

[ ] Form 10-K and Form 10-KSB
[ ] Form 11-K
[ ] Form 20-F
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

         For Period Ended: March 31, 2000

         [ ] Transition Report on Form 10-K and Form 10-KSB
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q and Form 10-QSB
         [ ] Transition Report on Form N-SAR

         For Transition Period Ended:
                                     -------------------------------------------

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

         Full Name of Registrant: NetGain Development, Inc.
                                 -----------------------------------------------

         Former Name if Applicable: Not Applicable
                                   ---------------------------------------------

         Address of Principal Executive Office (STREET AND NUMBER):
                                                                   -------------
                           152 West 57th Street, 40th Floor
         -----------------------------------------------------------------------

         City, State and Zip Code: New York, New York 10019
                                  ----------------------------------------------

                                     PART II
                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, 10-KSB, 20-F, 11-K or
                           Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c)      The accountants statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         In the first quarter of the year 2000, the Company made two acquisitions. As a result, the Company must prepare and file combined financial statements. Management needs additional time in which to prepare the combined financial statements.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

       ANDREAS TYPALDOS                        (212)           765-2914
--------------------------------------------------------------------------------
            (Name)                           (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X]  Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                  [X]  Yes   [ ] No

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

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company effected a change in control in May 1999. Prior to that time, the Company was a development company with minimal operating results. Since May 1999, the Company has incurred operating expenses in connection with the implementation of its business plan. In addition, during the first quarter of the year 2000, the Company completed the acquisition of (i) the domain name www.forsalebyowner.com and related website and technology used in connection with the operation of the website, and (ii) all of the issued and outstanding shares of CoolAudio.com, Inc. thereby making CoolAudio.com, Inc. a wholly owned subsidiary of the Company. As a result of these factors, the results of operations for this period as compared to the corresponding period of the last fiscal year will be significantly different. Operating expenses for the three months ended March 31, 2000 will be approximately $400,000 as compared to $30 for the three months ended March 31, 1999. Net loss for the three months ended March 31, 2000 will be approximately $400,000 as compared to a net loss of $30 for the three months ended March 31, 1999.

                            NETGAIN DEVELOPMENT, INC.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2000                             By: /s/ Andreas Typaldos
                                                  ------------------------------
                                               Name: Andreas Typaldos
                                               Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

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